Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

November 29, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Anchor BanCorp Wisconsin Inc.
Request to Withdraw Form 15
Filed on September 27, 2013 (File No. 001-34955)

Ladies and Gentlemen:

Anchor BanCorp Wisconsin Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Certificate and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 and 15(d) of the Securities Exchange of 1934 on Form 15 (File No. 001-34955), filed on September 27, 2013 (the “Form 15”).

At the time the Form 15 was filed, the Company believed it was entitled to file a Form 15 to deregister its common stock and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended.  Based on the Company's further review of such filing, it no longer believes it was entitled to file the Form 15 on September 27, 2013.  The Company believes that the withdrawal of the Form 15 is consistent with the public interest and the protection of investors.

In further support of its request, the Company advises the SEC that it filed all reports required to be filed with the SEC and that the Company is current in its reporting obligations with the SEC and will continue to be so in the future.

If you have any questions regarding this application, please do not hesitate to contact the Company’s legal counsel, Michael J. Zeidel and Matthew R. Gilmartin (Skadden, Arps, Slate, Meagher & Flom LLP) by phone at (212) 735-3259 and (212) 735-2659, respectively.

[Signature Page Follows]

Very truly yours,

Anchor BanCorp Wisconsin Inc.

By:	/s/ Mark D. Timmerman
Name:	Mark D. Timmerman
Title:	Executive Vice President, Secretary
and General Counsel